                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                            COMMISSION NUMBER 0-19791

             FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                 USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

                              USF Processors, Inc.
                                5339 Alpha Road
                                   Suite 200
                              Dallas, Texas 75240

             NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            USFREIGHTWAYS CORPORATION
                       8550 W. Bryn Mawr Avenue, Suite 700
                             Chicago, Illinois 60631

                                                        Total Number of Pages-15
                                                        Exhibit Index at Page-14

                 USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

                                    FORM 11-K
                      FOR THE YEAR ENDED DECEMBER 31, 2001

                              REQUIRED INFORMATION

                           December 31, 2001 and 2000

The following financial statements, supplementary schedules and exhibits are filed as part of this Annual Report on Form 11-K of the USF Processors Employees' 401K Retirement Plan.

                                TABLE OF CONTENTS

1.   Independent Auditors' Report

2. Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

3. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001

4.   Notes to Financial Statements

5.   Schedule Supporting Financial Statements:
     -Schedule of Assets (Held at End of Year) as of December 31, 2001

6.   Consent of Independent Auditors (Exhibit 23)

All schedules, except as set forth above, are omitted as not applicable or not required, or the required information is included in the financial statements or notes thereto.

The following documents, filed with the Securities and Exchange Commission, are incorporated by reference herein:

Form S-8 Registration Statement No. 33-57634 filed January 28, 1993 and Prospectus dated January 28, 1993 covering 315,000 shares of Common Stock of USFreightways Corporation.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee, which administers the USF Processors Employees' 401K Retirement Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                              USF PROCESSORS EMPLOYEES' 401K RETIREMENT
                              PLAN

                              By a Member of the Plan Committee administering the USF Processors Employees' 401K Retirement Plan

                              /s/  Gerard M. Klaisle
                              ----------------------------------------------
                                   Gerard M. Klaisle

Date:  June 28, 2002

     USF Processors Employees'
     401K Retirement Plan

     Financial Statements as of
     December 31, 2001 and 2000 and for the
     Year Ended December 31, 2001,
     Supplemental Schedule as of December 31, 2001 and Independent Auditors' Report

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                         Page
                                                                                         ----
INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of
     December 31, 2001 and 2000                                                            2

   Statement of Changes in Net Assets Available for Benefits for the Year Ended
     December 31, 2001                                                                     3

   Notes to Financial Statements                                                          4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

   Form 5500, Schedule H, Part IV, Line 4i -
     Schedule of Assets (Held at End of Year)                                              8

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)


INDEPENDENT AUDITORS' REPORT

To the Plan Administrative Committee of
the USF Processors Employees' 401K Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of USF Processors Employees' 401K Retirement Plan (the "Plan") as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP

Chicago, Illinois
June 21, 2002

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

ASSETS                                              2001           2000
INVESTMENTS, AT FAIR VALUE                      $2,338,844      $2,428,185

RECEIVABLES:
  Participant contributions                         18,036          21,572
  Company contributions                              4,116           4,929
                                                ----------      ----------

    Total receivables                               22,152          26,501
                                                ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS               $2,360,996      $2,454,686
                                                ==========      ==========

See notes to financial statements.

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

CONTRIBUTIONS:
  Participants                                         $  606,127
  Company                                                 132,076
                                                       ----------

    Total contributions                                   738,203

INVESTMENT INCOME (LOSS):
  Dividend and interest income                             45,766
  Net depreciation in fair value of investments          (305,444)
                                                       ----------

    Total investment loss                                (259,678)

DEDUCTIONS:
  Benefits paid to participants                          (572,215)
                                                       ----------

    Net change                                            (93,690)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                     2,454,686
                                                       ----------

  End of year                                          $2,360,996
                                                       ==========

See notes to financial statements.

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEAR ENDED DECEMBER 31, 2001
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of USF Processors Employees' 401K Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan provisions may be found in the Plan document.

     General - The Plan is a defined contribution plan sponsored by USF Processors, Inc. (formerly Processors Unlimited Company, Limited) (the "Company"), the sponsor of the Plan, under provisions of Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers substantially all employees of the Company who have at least one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     Plan Administration - The Plan is administered by the Company. Fidelity Management Trust Company serves as the trustee of the Plan.

     Eligibility - Participants become eligible to enter the plan on January 1, April 1, July 1, or October 1 following the date the participant completes a qualifying year of service.

     Contributions - Each year, participants may contribute up to 15 percent of their pretax annual compensation, as defined in the Plan. The Company may contribute a matching contribution at the discretion of the Company's board of directors. Contributions are subject to certain Internal Revenue Code limitations.

     Investment Options - Participants direct the investment of their account balances and contributions into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, one managed income portfolio, and common stock of USFreightways Corporation (of which the Company is a wholly owned subsidiary) as investment options for participants.

     Vesting - Participants are vested immediately in their contributions and the Company's contributions plus actual earnings thereon.

     Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant or their beneficiary may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or monthly, quarterly, or annual installments over a period of not less than five years, or life annuity, ten year certain and life annuity, cash refund annuity, joint and 100 percent surviving spouse annuity, or joint and survivor annuity. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may be entitled to distribution of his or her account through an elected distribution method made by the participant in accordance with the Plan's provisions.

     Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, if any, and allocations of Plan earnings, and charged with an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined.

     The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Loans to Participants - Participants may borrow from their fund accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

     Valuation of Investments and Income Recognition - Cash equivalents are stated at cost, which approximates market value. The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who elected to withdraw from the plan but were not yet paid at December 31, 2001 and 2000.

3.   INVESTMENTS

     The Plan's investments are shown below. Investments that represent five percent or more of the Plan's net assets available for benefits as of December 31, 2001 and 2000 are marked with an asterisk:

                                                                    2001           2000
                                                                 ----------     ---------
       Fidelity Magellan Fund                                    $  425,852*    $  466,315*
       Fidelity Equity Income Fund                                  118,591*       103,344
       Fidelity Growth Company Fund                                 470,102*       544,137*
       Fidelity Intermediate Bond Fund                              106,301         29,877
       Fidelity Blue Chip Growth Fund                               431,781*       495,249*
       Fidelity Asset Manager                                        57,509         43,980
       Fidelity Diversified International Fund                          104
       Fidelity Freedom 2020                                         10,540
       Fidelity Freedom 2030                                          4,586
       Fidelity Retirement Money Market Portfolio                   500,095*       571,300*
       Fidelity Managed Income Portfolio                             29,932         23,159
       Fidelity Spartan U.S. Equity Index Fund                          104
       PIMCO Total Return Fund - Administrative Class                20,050
       Franklin Small-Mid Cap Growth Fund                               108
       Neuberger Berman Genesis Fund - Trust Class                    5,864
       USFreightways Corporation common stock                        63,406         38,863
       Participant loans                                             93,919        111,961
                                                                 ----------     ----------
       Total                                                     $2,338,844     $2,428,185
                                                                 ==========     ==========

     During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by:

       Mutual funds:
         Fidelity Magellan Fund                                       $ (66,627)
         Fidelity Equity Income Fund                                    (11,138)
         Fidelity Growth Company Fund                                  (147,102)
         Fidelity Intermediate Bond Fund                                  1,317
         Fidelity Blue Chip Growth Fund                                 (80,663)
         Fidelity Asset Manager                                          (3,674)
         Fidelity Diversified International Fund                              3
         Fidelity Freedom 2020                                               22
         Fidelity Freedom 2030                                              (69)
         Fidelity Spartan U.S. Equity Index Fund                              2
         PIMCO Total Return Fund - Administrative Class                    (858)
         Franklin Small-Mid Cap Growth Fund                                   6
         Neuberger Berman Genesis Fund - Trust Class                        318

       Stock:
         USFreightways Corporation common stock                           3,019
                                                                      ---------
       Total                                                          $(305,444)
                                                                      =========

4.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.   RELATED-PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Certain Plan investments are shares of the common stock of USFreightways Corporation. USFreightways Corporation is the parent company of the Plan Sponsor, USF Processors, Inc. and, therefore, these transactions qualify as party-in-interest transactions.

     Certain Plan investments are loans to employees of the Plan Sponsor, USF Processors, Inc., and, therefore, these transactions qualify as party-in-interest transactions.

6.   TAX STATUS

     The Plan requested a determination letter from the Internal Revenue Service in February 2002, but has not yet received a response. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates; therefore, no provision for income taxes has been included in the financial statements.

                                     ******

USF PROCESSORS EMPLOYEES' 401K RETIREMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i-
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2001
--------------------------------------------------------------------------------


  Identity of Issue, Borrower,                   Description of Investment, Including                      Current
        or Similar Party                            Maturity Date, Rate of Interest                         Value
  ----------------------------                   ------------------------------------                    ----------
* Fidelity Management Trust Company              Fidelity Magellan Fund                                  $  425,852
* Fidelity Management Trust Company              Fidelity Equity Income Fund                                118,591
* Fidelity Management Trust Company              Fidelity Growth Company Fund                               470,102
* Fidelity Management Trust Company              Fidelity Intermediate Bond Fund                            106,301
* Fidelity Management Trust Company              Fidelity Blue Chip Growth Fund                             431,781
* Fidelity Management Trust Company              Fidelity Asset Manager                                      57,509
* Fidelity Management Trust Company              Fidelity Diversified International Fund                        104
* Fidelity Management Trust Company              Fidelity Freedom 2020                                       10,540
* Fidelity Management Trust Company              Fidelity Freedom 2030                                        4,586
* Fidelity Management Trust Company              Fidelity Retirement Money Market Portfolio                 500,095
* Fidelity Management Trust Company              Fidelity Managed Income Portfolio                           29,932
* Fidelity Management Trust Company              Fidelity Spartan U.S. Equity Index Fund                        104
* Fidelity Management Trust Company              PIMCO Total Return Fund - Administrative Class              20,050
* Fidelity Management Trust Company              Franklin Small-Mid Cap Growth Fund                             108
* Fidelity Management Trust Company              Neuberger Berman Genesis Fund - Trust Class                  5,864
* USFreightways Corporation                      USFreightways Corporation common stock                      63,406
* Participant loans                              Participant loans (maturing 2002 to 2006 at
                                                   interest rates of 8.25% to 9.50%)                         93,919
                                                                                                         ----------
Total                                                                                                    $2,338,844
                                                                                                         ==========

* Permitted party-in-interest.

                                  EXHIBIT INDEX

Exhibit Number                                                             Page
--------------                                                             -----

      23        Consent of Deloitte & Touche LLP                            15